Exhibit 21.1

Subsidiaries of First Interstate BancSystem, Inc.

State of Incorporation or
Subsidiary	Jurisdiction of Organization	Business Name

First Interstate Bank	Montana	First Interstate Bank

Commerce Financial, Inc.	Montana	Commerce Financial, Inc.

First Interstate Statutory Trust	Delaware	First Interstate Statutory Trust

i_Tech Corporation	Montana	i_Tech Corporation

FIB, LLC	Montana	FIB, LLC

FI Reinsurance, Ltd.	Nevis Island, West Indies	FI Reinsurance, Ltd.